Enterra Energy Trust Announces Executive Change

CALGARY, ALBERTA -- (Marketwire – September 17, 2007) - Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) today announced that effective November 1, 2007  Kim Booth, who has served as Vice President and Chief Operating Officer, U.S. Operations, has tendered her resignation to pursue other opportunities but will remain as a consultant to Enterra for a period of six months.  Jim Tyndall, Senior Vice President and Chief Operating Officer will assume direct responsibility for operations of Enterra’s U.S. subsidiary, Altex Energy Corp.

Since joining Enterra in March 2006 in connection with the acquisition of assets in Oklahoma, Ms. Booth has successfully managed the land and production activity of Enterra’s Oklahoma assets.  “Ms. Booth has been a valuable member of our management team,” Keith Conrad, President and CEO stated.  “We thank Kim for her contributions to Enterra, and we wish her well in future endeavors.”

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Rhonda Bennetto

Kristin Mason

Manager, Investor Relations, Enterra Energy Trust

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

(403) 263-0262 or (877) 263-0262